SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 29 July 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Total Voting Rights

In conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007, Bank of Ireland announces that, as at 29 July 2011:

1.
Bank of Ireland has in issue 24,377,302,652 units of Ordinary Stock, of nominal value of €0.05 each, with voting rights (the "Ordinary Stock"). Bank of Ireland holds 22,008,690 units of Ordinary Stock in treasury which do not carry voting rights; and

2.
Bank of Ireland has in issue 1,837,041,304 units of preference stock of €0.01 each (the "2009 Preference Stock") which carry voting rights in limited circumstances. Specifically, where the holder of the 2009 Preference Stock holds less than 25% of the total voting rights in Bank of Ireland pursuant to its holding of Ordinary Stock, the 2009 Preference Stock entitles such a holder to increase its voting rights to 25% of the total number of votes capable of being cast for the following resolutions at a General Court of Bank of Ireland:

• a resolution for the appointment, re-election or removal of directors; or

• a resolution relating to certain matters pertaining to a proposed change of control of Bank of Ireland.

The Ordinary Stock in issue figure of 24,377,302,652 should, therefore, be used by stockholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in Bank of Ireland, under the Transparency (Directive 2004/109/EC) Regulations, 2007 and the Interim Transparency Rules of the Financial Regulator.

29 July 2011

Helen Nolan
Group Secretary
+353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  29 July 2011